

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2020

William J. Berger
Chairman of the Board, President and Chief Executive Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

> **Re: Sunnova Energy International Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 5, 2020**
> **CIK No. 0001772695**

Dear Mr. Berger:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Travis Wofford, Esq,